AUSTIN

Weil, Gotshal & Manges LLP	BOSTON
BRUSSELS

200 Crescent Court, Suite 300	BUDAPEST

DALLAS, TX 75201-6950	DALLAS

(214) 746-7700	FRANKFURT

FAX: (214) 746-7777	HOUSTON

LONDON

MIAMI

MUNICH

PARIS

PRAGUE

SILICON VALLEY

SINGAPORE

July 20, 2006	WARSAW

WASHINGTON, D.C.

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Susser Holdings Corporation Amendment No. 2 to Registration Statement on Form S-1
(File No. 333-134033)

Ladies and Gentlemen:

On behalf of our client, Susser Holdings Corporation, a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-134033) (the “Registration Statement”). In connection with such filing, set forth below are responses to the comments of the Staff communicated in its letter addressed to the Company dated July 13, 2006. Under separate cover, we are sending to the Staff courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Unless the context otherwise requires, all references below to “we,” “us,” and “our” refers to the Company. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

Susser Holdings Corporation

July 20, 2006

General

1.	We note your response to comment l in our letter dated June 9, 2006. We further note that the issuance of shares of common stock to class A and B unit holders will occur concurrently with this public offering and that the number of shares to be issued is contingent on the initial public offering price. Please provide us with an analysis of why the private issuance of shares to these unit holders should not be integrated with this public offering. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992) in your analysis.

We respectfully submit to the Staff that it is our view that the private issuance of shares of common stock of the Company (“Common Stock”) to the former holders of class A and class B units of Stripes Holdings LLC should not be integrated with the public offering of Common Stock contemplated by the Registration Statement. Set forth below is our analysis in response to the Staff’s comment:

CORPORATE REORGANIZATION TRANSACTIONS.

The issuance of Common Stock to holders (the “Stripes Unitholders”) of class A units (the “Class A Units”) and class B units (the “Class B Units”) of Stripes Holdings LLC (the “Corporate Reorganization”) is expected to be consummated immediately prior to the offering of Common Stock to the public pursuant to the Registration Statement (the “Offering”). As described in Amendment No. 2 beginning on page 34, the Corporate Reorganization is being conducted solely for the purpose of changing the ownership form of the existing holders of all of the outstanding equity interests in Stripes Holdings LLC into a corporate form for tax purposes prior to the consummation of the Offering.

In connection with the December 2005 transactions described in the Registration Statement, the Stripes Unitholders executed and delivered that certain Amended and Restated Limited Liability Company Agreement, dated December 21, 2005, of Stripes Holdings LLC, a Delaware limited liability company (the “LLC Agreement”). The Stripes Unitholders desired at that time to invest in the business of Stripes Holdings LLC and its consolidated subsidiaries through a pass-through entity for federal income tax purposes. At the time the Stripes Unitholders entered into the LLC Agreement, however, they all agreed and acknowledged that the members of Stripes Holdings LLC may at some time in the future desire to consummate an initial public offering of its equity interests and would need to consummate a restructuring for that purpose. The definition of “IPO Restructuring” in the LLC Agreement means “the conversion of [Stripes Holdings LLC] to a corporation in connection with the consummation of an Initial Public Offering…”

In order to effect the parties’ intentions at the time of the December 2005 transactions, the Stripes Unitholders agreed in Section 7.6 of the LLC Agreement to cooperate with the Board of Managers of Stripes Holdings LLC, including the execution and delivery of any agreements required, to effect the Corporate Reorganization. The only limit in such section is that the Board of Managers of Stripes Holdings LLC shall determine in good faith that any shares of capital

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July 20, 2006

stock of the entity effecting such initial public offering that are received by a Stripes Unitholder in replacement of its Class A Units and/or Class B Units be at least equal to the fair market value of the units replaced. As a result, the Stripes Unitholders irrevocably committed to an “IPO Restructuring” such as the Corporate Reorganization when they made their initial investment decision in owning membership units of Stripes Holdings LLC in December 2005.

Accordingly, and in accordance with the terms of the LLC Agreement, the Board of Managers of Stripes Holdings LLC has determined in good faith that it is advisable, and the most tax-efficient manner (which is also a standard in the definition of “IPO Restructuring” in the LLC Agreement), to consummate the Corporate Reorganization as follows, and as also described in Amendment No. 2 under “Corporate Formation Transactions.”

Immediately prior to the consummation of the Offering, the Company, Susser Holdings Merger LLC, a Delaware limited liability company wholly-owned by the Company (“Merger LLC”), and Stripes Holdings LLC will enter into a merger transaction (the “LLC Merger”) pursuant to which (1) Merger LLC will merge with and into Stripes Holdings LLC, with Stripes Holdings LLC continuing as the surviving limited liability company in the LLC Merger as a wholly-owned subsidiary of the Company, (2) the former holders of Class A Units of Stripes Holdings LLC will receive a number of shares of Common Stock for each Class A Unit held by them prior to the LLC Merger (the “Class A Ratio”) and (3) the former holders of Class B Units of Stripes Holdings LLC will receive a fraction of a share of Common Stock for each Class B Unit held by them prior to the LLC Merger (the “Class B Ratio”).

The Class A Ratio will be set based upon the anticipated filing range of the aggregate equity value of Stripes Holdings LLC prior to the Offering and is not dependent on the Offering price other than to effect the proper “split” size of the Company to fall within that range. This is no different than any other corporate stock split done in anticipation of an initial public offering in order to price the shares of Common Stock in an appropriate range as determined by the managing underwriters. The ownership percentage of Common Stock received by the Stripes Unitholders in respect of the Class A Units is in no way dependent on the initial public offering price of the Offering, but rather their ownership interest in Stripes Holdings LLC prior to the Offering.

The Class B Ratio will be set based upon the Offering price solely because the terms of the Class B Units in the LLC Agreement provide that they do not receive any value until the Class A Units receive an aggregate liquidation preference of the equity value of Stripes Holdings LLC that was determined at the price paid by investors in the December 2005 transactions. Accordingly, there is no way to determine what value is ascribed to the Class B Units until there is a valuation event (in this case, the Offering) upon the fair market value returned to the Class A Unit holders can be determined. Thus, the Class B Ratio will be set at the time the Offering is priced along with the corresponding Class A Ratio to reflect the respective ownership of the existing equity holders in the merger contemplated by the LLC Agreement.

Finally, in order for the Board of Managers to satisfy the “tax-efficient manner” standard of the LLC agreement with respect to the Corporate Reorganization, immediately following the

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July 20, 2006

LLC Merger and before consummation of the Offering, the Company and Stripes Investment Corp. (“SIC”), a Delaware corporation and Class A Unit holder who will have received shares of Common Stock of the Company in the LLC Merger, will enter into a merger transaction (the “Company Merger”) pursuant to which SIC will merge with and into the Company, with the Company continuing as the surviving corporation in the Company Merger, and Stripes Holdings, L.P., the sole stockholder of SIC, will receive the same number of shares of Common Stock of the Company held by SIC prior to the Company Merger in consideration for its equity interests in SIC. The effect of the Company Merger is only the dissolution of SIC and the transfer of the ownership of shares of Common Stock of the Company formerly held by SIC from indirect to direct ownership by Stripes Holdings, L.P.

As described in our letter to the Staff submitted on June 26, 2006 in response to comment number 1 of the Staff’s June 9, 2006 letter, we believe that the issuance of shares of Common Stock to Stripes Unitholders in the LLC Merger is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act. In addition, we believe the subsequent Company Merger and issuance of shares of Common Stock to Stripes Holdings, L.P. is also exempt from registration under the Securities Act pursuant to Section 4(2). Additionally, we believe that the issuances of Common Stock in both the LLC Merger and the Company Merger, when viewed as one transaction, still qualify as a transaction not involving a public offering and otherwise exempt from registration pursuant to Section 4(2) of the Securities Act.

ANALYSIS OF WHY CORPORATE REORGANIZATION SHOULD NOT BE INTEGRATED WITH OFFERING

It is our view that the issuance of Common Stock in the Corporate Reorganization should not be integrated with the Offering. We note the Staff’s reference to the positions of the Staff in the no-action letter Black Box Incorporated (June 26, 1990) and the related no-action letter Squadron, Ellenoff, Pleasant & Lehrer (February 28, 1992), and we are familiar with such no-action letters. Because the purpose of the Corporate Reorganization is solely to change the form of ownership of the former members of Stripes Holdings LLC from membership interests in a pass-through entity for the purposes to common stock of a subchapter C taxable corporation, however, we do not believe that the facts of the Black Box restructuring are particularly analogous to the Corporate Reorganization. We believe that the proper analysis begins with looking at the five-factor test for integration set forth by the Commission in SEC Release No. 33-4552 (November 6, 1962). Based on a review of such five-factor test, as described below, we believe it is clear that the Corporate Reorganization should not be integrated with the Offering:

1. Whether the sales are part of a single plan of financing. The issuance of shares of Common Stock to the former Stripes Unitholders is not a financing transaction, as the Company will raise no new capital through the Corporate Reorganization. By contrast, the Offering is a financing transaction for the purpose of raising capital as described in the Registration Statement. Accordingly, we believe that the Corporate Reorganization is in no way part of a single plan of

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July 20, 2006

financing with the Offering, since the Corporate Reorganization doesn’t involve a financing transaction at all.

2. Whether the sales involve the issuance of the same class of securities. Common Stock will be issued to the Stripes Unitholders in the Corporate Reorganization and will be offered to the public in the Offering. However, the Common Stock being offered to the public in the Offering is in exchange for cash, whereas the shares of Common Stock issued in the Corporate Reorganization are in exchange for the existing ownership interests of the Stripes Unitholders in Stripes Holdings LLC.

3. Whether the sales have been made at or about the same time. Although the Corporate Reorganization is expected to be consummated on the same day as the Offering, the agreement of the Stripes Unitholders to effect the Corporate Reorganization was made in December 2005 in connection with their initial investment in Stripes Holdings LLC.

4. Whether the same type of consideration is being received. The same type of consideration is clearly not being received by the Company in each of these transactions. The Offering is a capital raising financing transaction in which the Company is receiving cash proceeds. The Corporate Reorganization, however, is simply the method by which the Company is organized so as to own all of the equity interests of Stripes Holdings LLC and its subsidiaries, and pursuant thereto, the Company is receiving the membership interests in Stripes Holdings LLC in consideration for such reorganization.

5. Whether the sales are made for the same general purpose. The purposes of the two transactions are very different. The Corporate Reorganization is being consummated solely for the purpose of changing the ownership form of the Stripes Unitholders from membership interests in a pass-through limited liability company to a corporation. The value and ownership percentage represented by the Class A Units and Class B Units of the Stripes Unitholders in Stripes Holdings LLC will be identical in the Company following the Corporate Reorganization and before the Offering. The Offering is being conducted for the purpose of raising capital as described in the Registration Statement.

In reviewing the five-factor test, it is evident that the Corporate Reorganization and Offering are connected solely by the securities issued, and perhaps by the time of issuance (although not the time for which the Corporate Reorganization was initially conceived and agreed-to contractually by the Stripes Unitholders). All other tests fail to point to a consideration of integrating the two transactions. Indeed, the consideration of the tests of “single plan of financing” and “same general purpose” clearly indicate that these are in no way related transactions of the type that the Commission has historically viewed as needing to be integrated. We also believe there are strong policy reasons favoring such a position, in that it enables private companies to structure themselves in the most tax-efficient manner without being disproportionately disadvantaged to those companies operating under a subchapter C corporation structure when determining to make an initial public offering of its securities. In similar circumstances, as a matter of policy the Commission has granted no-action letters in numerous

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July 20, 2006

similar reorganization transactions in which reorganization from one form of equity ownership to a corporate form was conducted immediately prior to an initial public offering of equity. See, e.g., Phoenix Home Life Mutual Insurance Co. (May 31, 2001); John Hancock Financial Services, Inc. (November 8, 1999); and Farm Family Mutual Insurance Company, (April 2, 1996). Additionally, several other registrants have conducted similar reorganization transactions at or around the time of their initial public offering, including (but in no way exhaustive) initial public offerings by Columbia Equity Trust, Inc. (June 28, 2005), Las Vegas Sands Corp. (December 14, 2004) and Wynn Resorts Ltd. (October 25, 2002).

Finally, we believe that the policy considerations established in the safe-harbor of Rule 152, which provides that “[t]he phrase “transactions by an issuer not involving any public offering” in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement,” is also relevant in analyzing the Corporate Reorganization. In the LLC Agreement which was executed by the Stripes Unitholders in December 2005, the parties agreed to consummate an “IPO Restructuring” such as the Corporate Reorganization, and they are contractually bound to do so. Accordingly, the Stripes Unitholders effectively made their investment decision to move their ownership of the business of Stripes Holdings LLC into a corporate form long before the initial filing of the Registration Statement. Specifically, they have no option but to execute all documents necessary to effect the Corporate Reorganization and take any such other action as is required so long as it is approved in good faith by the Board of Managers of Stripes Holdings LLC and determined that the fair market value of the securities received is equivalent to their ownership of Class A Units and Class B Units. The Board of Managers of Stripes Holdings LLC has made the determination in good faith that the Corporate Reorganization as described in the Registration Statement meets the standard set forth in the LLC Agreement.

For the reasons described above, we respectfully submit to the Staff that the issuance of shares of Common Stock in the Corporate Reorganization transactions should not be integrated with the Offering. Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the underwriters, also concurs with us in this analysis.

2.	We note your response to comment 6 in our letter dated June 9, 2006. Please revise to clarify that when you use the term “independent convenience store,” you mean a company unaffiliated with a petroleum company. Further, please provide support for the following statements, or tell us where you may find the information in the materials provided to us:

•	That you are the largest non-refining motor fuel distributor in Texas;

•	That your industry is expected to grow to $559.9 billion in 2009;

•	That the 10 largest convenience store retailers account for 9% of total industry stores in 2004; and

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July 20, 2006

•	That small, local operators with 50 or fewer stores account for approximately 74% of all convenience stores operated in 2005.

The requested clarification as to the meaning of “independent” has been made. Please see page 1 of Amendment No. 2. Under separate cover, we have included the requested support materials as well as a description of the necessary calculations needed to derive the statistics as presented.

Cover Page of Prospectus

3.	We note that you name Stripes on the cover; however, Stripes is not the issuer or the registrant. Please revise to omit the term or advise us.

The requested revision has been made. Please refer to the revised cover page of Amendment No. 2.

Summary, page 1

4.	We have reviewed your response to comment 9 in our letter dated June 9, 2006 and the revisions to your disclosure. Please revise your disclosure in the introduction to identify Adjusted EBITDA as a non-GAAP measure of performance and liquidity. Please similarly revise your disclosure on page 51.

We have modified Amendment No. 2 with the requested disclosure. Please see pages 1 and 52 of Amendment No. 2.

5.	If you choose to retain financial information for the twelve months ended April 2, 2006, then revise to include the same audited historical information for the last fiscal year.

We have modified Amendment No. 2 where the above statements appear to add the requested clarifications. Please see, for example, see pages 1, 52, and 76 of Amendment No. 2.

Differentiated retail strategy, page 3

6.	We note your response to comment 5 in our letter dated June 9, 2006. We further note that you have defined “SKU” as stock keeping units. While this is a literal definition, it does not provide the reader with the context they need to understand the relevance of the use of the term. Please revise your discussion of SKU where it appears in your prospectus in a manner that will allow a person not familiar with the retail industry to understand its meaning.

The requested revision has been made and we now refer to SKUs as merchandise units. Please see, for example, page 3 of Amendment No. 2.

Susser Holdings Corporation

July 20, 2006

About this prospectus, page 32

7.	In the second paragraph, last sentence of the paragraph, you state that “the information has not been independently verified.” Under the federal securities laws, you are responsible for all information contained within your registration statement. You should avoid disclosures that suggest otherwise. Please revise accordingly.

We have removed this statement. Please see page 32 of Amendment No. 2.

8.	We note the use of defined terms in your disclosure. The meanings of these parenthetical phrases are clear from their context and therefore unnecessary. Please revise accordingly.

The requested revision has been made. Please see, for example, page 32 of Amendment No. 2.

Summary Pro Forma Financial Data, page 8

9.	Since EBITDA excludes the cumulative effect of accounting changes and discontinued operations, please revise the title of this non-GAAP performance and liquidity measure to clearly identify the measure being used and all adjustments. Please refer to Question 14 in “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003 and available on our website at www.sec.gov. Please similarly revise the title of the non-GAAP measure throughout the filing.

We have revised our calculation of EBITDA to conform with the definition. Please see pages 16, 17, 40 and 41 of Amendment No. 2.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 43

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 44

10.	We have reviewed your response to comment 18 in our letter dated June 9, 2006 and the revisions to your disclosure. It appears that you should offset and present pro forma adjustments related to both current and non-current deferred tax assets and liabilities as single amounts. Please refer to paragraph 42 of SFAS 109. Please revise or advise. In addition, please disclose the significant assumptions, such as the applicable tax rate, used to determine the deferred tax assets and liabilities as previously requested.

We have modified the pro forma presentation of deferred tax and disclosure as requested. Please see page 44 of Amendment No. 2.

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July 20, 2006

Unaudited Pro Forma Consolidated Statement of Operations, page 45

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 46

11.	We note your response to comments 19 and 20 in our letter dated June 9, 2006 and the revisions to your disclosure. Please provide a sensitivity analysis of changes in the purchase price allocation to fixed assets and intangible assets on pro forma depreciation and amortization adjustments in Note 4. Please also provide a sensitivity analysis in Note 3 on page 48.

Subsequent to filing our Amendment No. 1, we have finalized our purchase price allocation. There were several changes from the preliminary results that impacted our asset values and resulting estimates of depreciation and amortization expense, the most significant of which reduced the assigned values of equipment at leased sites. This reduction in value results in the recognition of goodwill of $13.6 million and a reduction of depreciation and amortization expense of approximately $5.6 million annually from that originally estimated. The results of the final allocation analysis have been incorporated into our financial statements for the quarter ended April 2, 2006, and in our pro forma financial statements. Please see pages 44, 46, 48, F-3 and F-4 of Amendment No. 2

Since we have incorporated our final allocation in this amendment, we have assumed that the sensitivity analysis requested is no longer required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

12.	In circumstances where there is more than one item accounting for a significant change between periods in key financial data or indicators, please quantify in dollars the incremental impact of each individual item on the overall change. For example, please quantify the increase in same store sales and sales from additional stores in your discussions of merchandise sales and gross profit and the increases in utility costs and credit card fees in your discussions of operating expenses. In addition, please discuss the business reasons underlying each of the changes you identify. For example, please disclose the factors that resulted in the increase in depreciation, amortization and accretion on pages 59, 61 and 63 and the increase in general and administrative expenses on page 61.

We have added the additional requested disclosure to MD&A. Please see Amendment No. 2 starting with page 59.

Susser Holdings Corporation

July 20, 2006

Senior Notes, page 67

13.	We note your response to comment 32 in our letter dated June 9, 2006. Please describe and quantify any financial covenants in the senior notes and state whether you are in compliance with all the notes’ covenants.

The requested revision regarding the Company’s compliance with the senior notes indenture has been made. Please see page 68 of Amendment No. 2. However, the senior notes indenture contains only negative financial covenants, restricting those certain actions described on page 68 of Amendment No. 2 and not financial maintenance covenants like those found in the revolving credit facility. Accordingly, because a calculation of compliance with a debt incurrence covenant is specific to each individual transaction, we do not believe any general quantification of such covenants are appropriate or even possible.

Financial Statements, page F-1

14.	We have reviewed your response to comment 43 in our letter dated June 9, 2006. As previously requested, please include a bold line to separate predecessor financial information from successor financial information in the consolidated balance sheets and statements of members’ interests and in the tables in the notes to consolidated financial statements.

We have added the bold lines as requested. Please see, for example, pages F-3, F-6, and F-18 of Amendment No. 2.

Consolidated Statements of Operations, page F-4

15.	As it is materially different from net income, please present net income available to common unit holders on the face of the statement. Refer to the requirements of SAB Topic 6:B.

Net income available to common unit holders has been added to the face of the consolidated statements of operations. Please see page F-4 of Amendment No. 2.

16.	We have reviewed your response to comment 48 in our letter dated June, 9, 2006 and the revisions to your disclosure. Please also disclose pro forma tax and pro forma earnings per share data for the Three Hundred Fifty-Two Day Period Ended December 20, 2005.

We have added a pro forma income tax amount and resulting after-tax EPS amounts to the statements of operations for the two partial-year periods in 2005 and the most recent interim period. Please see page F-5 of Amendment No. 2.

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July 20, 2006

Consolidated Statements of Members’ Interests, page F-6

17.	We have reviewed your response to comments 51 and 52 in our letter dated June 9, 2006. Based on your description of the December 21, 2005 transaction, it does not appear that the acquisition of Susser Holdings, LLC represented a repurchase of common stock by the predecessor. In this regard, it is still unclear to us why the transaction is not reflected as of December 21, 2005 in the accounts of the Company. As December 20, 2005 is the cutoff date between predecessor and successor operations, we would expect the balance at December 20, 2005 to reflect the closing balance sheet accounts of the predecessor. Similarly, it is still unclear to us why the common interests issued as part of the transaction, transaction fees and the deemed dividend to previous owners in excess of predecessor basis are not reflected in the accounts of the Company. Please explain in significantly greater detail why the transactions, which occurred subsequent to the cutoff date, should be reflected in the accounts of the predecessor and provide us with specific examples of other public companies that used such a presentation. Otherwise, please revise. Further, we continue to believe it would be clearer to show the elimination of predecessor equity, including retained deficit, as a single line item.

While there were a number of separate transactions that occurred concurrently in the December 2005 transactions, the interplay between all of them in the sources and uses of funds was one of the primary reasons we presented all of the transaction impacts together in the predecessor section of the statement of cash flows and statement of members’ interests. We did review a number of other companies’ presentations for guidance, and found examples showing presentation of the equity transactions as a predecessor transaction as well as a successor transaction.

As it appears from this comment that the Staff prefers the alternate presentation, we have modified the statements of members’ interests and statement of cash flow to reflect the common equity transactions after the December 20, 2005 cutoff as follows:

	Stays in Predecessor	Move to Company	Adjustment to Statement of Cash Flows
			Predecessor	Company
			(dollars in thousands)
Sale/leaseback transaction	X
Issue high yield debt	X
Retire existing debt	X
Redeem preferred equity	X
Redeem management options	X
Purchase Susser member interests (excluding options)		X	$181,577	$(181,577)
New equity investment in Company (net of expenses)		X	(88,371)	88,371
Management rollover equity investment in Company		X	(36,550)	36,550

Net difference - cash timing			$56,656	$(56,656)

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July 20, 2006

We have also modified our presentation to combine the elimination of predecessor equity, including retained deficit, as a single line item. Please see page F-6 of Amendment No. 2.

Consolidated Statement of Cash Flows, page F-7

18.	We have reviewed your response to comment 53 in our letter dated June 9, 2006. Consistent with our additional comment related to the statements of members’ interests, we reissue our prior comment 53. In addition, with respect to the classification in cash flows from financing activities, please tell us why you believe that the acquisition of the equity interests of the predecessor entity represents a distribution to your owners.

Consistent with our modification to the statements of members’ interests, we have modified our presentation of the statement of cash flows to reflect the December 2005 transactions in the Predecessor and Company periods as indicated in the schedule provided in response to comment 17 above. Additionally, we have classified the $242.9 million cash outflow associated with the purchase of predecessor equity (now shown across the 2 periods of fiscal 2005) to cash flows from investing activities. Please see page F-7 of Amendment No. 2.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

19.	We note your response to comment 56 in our letter dated June 9, 2006. Please tell us whether you charge dealers for delivery of motor fuel and if so whether the billed amounts are included in revenues. Please also tell us how you classify shipping fees and costs incurred in connection with the transportation of motor fuel to dealers. If such costs are significant and not included in cost of sales, please disclose the line item in which the costs are classified and their amounts for each period presented. Please refer to EITF 00-10.

We pay third party transport companies to pick up loads of fuel from the refiners’ racks and deliver it to dealer locations. We charge this transportation cost to our dealers as a component of revenues and cost of sales. There are no other significant shipping and handling costs incurred. We have added this disclosure to the revenue recognition note on page F-12.

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July 20, 2006

Vendor Allowances and Rebates, page F-12

20.	We have reviewed your response to comment 59 in our letter dated June 9, 2006 and the revisions to your disclosures. Please tell us whether you have netted any vendor allowances and rebates against operating expense line items. If so, please also disclose the amounts of vendor allowances netted against each operating expense line item for each period presented.

The majority of our vendor rebates and allowances are crediting cost of goods sold. There are no material amounts of vendor rebates and allowances that are netted against operating expenses.

Note 3. Acquisitions, page F-14

21.	We have reviewed your response to comment 60 in our letter dated June 9, 2006. With reference to the applicable accounting literature, please explain to us why you were required to account for stock options under variable accounting.

In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, APB Opinion No. 25 and EITF 95-16, we accounted for the old options (1998 and 2000 Plans) using variable accounting due to:

(1) The options granted under the 2000 Plan contained a variable strike price that adjusted based on new shares being issued;

(2) A number of the 1998 Plan options had been repriced to reflect a previous equity dilution, but the repricing did not produce the exact same fair value economics; and

(3) The option plan documents contained loan features.

All of these options were redeemed concurrently with the December 2005 transactions.

22.	We have reviewed your response to comment 61 in our letter dated June 9, 2006. Additionally, we note in your response to comment 60 that due to the change in control which occurred with the December 2005 transaction, the stock options became fully vested and were exercised, resulting in a $17.3 million charge to compensation expense, classified as non-operating expense. However, in accordance with SAB Topic 14:F, share-based payment arrangements should be classified on the same line item(s) as cash compensation paid to the same employees. As such, we would expect you to record the $17.3 million charge to operating expense, consistent with the $3.8 million charge to compensation expense previously recorded for the same options. Please revise accordingly.

We have revised our filing to reflect the $17.3 million related to redemption of management options as a compensation charge in general and administrative expenses. Please see page F-4 of Amendment No. 2.

Susser Holdings Corporation

July 20, 2006

23.	We have reviewed your response to part (a) of comment 63 in our letter dated June 9, 2006. Please explain to us why you excluded the $58 million in merger consideration paid to the preferred shareholders from the purchase price.

The $58 million paid to the preferred shareholders was part of the aggregate merger consideration (total purchase price). This amount was specifically designated to pay the liquidation value of the optionally redeemable preferred, and was deducted from the aggregate consideration to arrive at the purchase price of the common equity, which was then used in our EITF 88-16 calculations.

The following table presents the total consideration and assets acquired (based on the preliminary valuation analysis) in a slightly different format from that used on page F-17:

Total Consideration:	(dollars in millions)
Aggregate merger consideration	$277
Plus fees paid	11
Less cash used from balance sheet	(3)

Total	$285

Assets Acquired:
Accounts receivable	$47
Inventories	37
Prepaid expenses and other current assets	9
Property and equipment	225
Supply agreements	6
Favorable lease arrangements	13
Other intangible assets	20
Notes receivable and other noncurrent assets	5
Accrued current liabilities	(107)
Other noncurrent liabilites	(36)
Carryover basis adjustment per EITF 88-16	66

Total	$285

24.	We have reviewed your response to part (b) of comment 63 in our letter dated June 9, 2006. You exclude only $11.5 million in seller expenses from your purchase price; in response to part (a) you indicate that seller expenses totaled $17 million. Please tell us what the difference represents.

The seller expenses identified in part (a) of our response to comment 63 represent costs borne by the selling shareholders, which included M&A advisory/legal/accounting fees/severance and consulting fee payoffs, and other miscellaneous costs. The seller expenses identified in part (b) of our response were not properly labeled in our response.

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July 20, 2006

These are costs borne by the new company, and include costs related to the issuance of high yield debt, new revolver, and fees and expenses of new equity infusion. There are no overlaps in these two cost categories.

25.	We have reviewed your response to part (c) of comment 63 in our letter dated June 9, 2006 and the revision to your disclosure. With reference to your calculation of the deemed dividend provided in Schedule 63(c), please explain to us why you used a purchase price of $202 million rather than the $217 million purchase price disclosed on page F-17. Additionally, we note per page F-14 that Sam L. Susser and members of management owned approximately 28% of the voting equity interests of the successor as a result of the acquisition. In this regard, please explain to us low you arrived at a 31% predecessor basis. Please also tell us why the percentage of voting equity interests held by Sam L. Susser and members of management on page F-14 differs from the percentage disclosed on page F-17.

Our understanding of EITF 88-16 is that it requires the fair value of common equity be used as the starting point. The actual purchase price of the common was $202 million, which we used as the fair value.

The 28% of voting equity interests referenced on F-14 is the ownership percentage of class A units in the successor entity. For purposes of the EITF 88-16 calculation, we calculated each individual’s ownership in predecessor and successor on both a diluted and undiluted basis. Only those investors that met the control group definition per EITF 88-16, and which had both an interest in predecessor and successor were included. On an individual investor basis, we took the higher percentage ownership between the diluted and undiluted basis for predecessor and again for successor. We then compared the two resulting percent basis numbers and took the lower of the two (either predecessor or successor basis). The sum of these basis amounts by investor was then calculated as the carryover basis (see EITF 88-16 Discussion; Section 2). Under separate cover, we have included our detailed workpaper which derived the 30.98% rollover basis for purposes of the EITF 88-16 basis adjustment.

The 30% for management residual interest stated on page F-17 should be rounded to 31%, and this has been corrected.

26.	We note your response to comment 64 in our letter dated June 9, 2006. Please explain to us why you believe the book value of merchandise inventory represents fair value estimated at selling prices less the sure of costs of disposal and a reasonable profit allowance for the selling effort. Please refer to paragraph 37(c)(1) of SFAS 141.

Our merchandise inventory is valued at cost as determined by the retail inventory method. We believe this valuation represents estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring corporation

Susser Holdings Corporation

July 20, 2006

as discussed in paragraph 37(c)(1) of SFAS 141. We believe the term “reasonable profit allowance for selling effort” is intended to permit the acquiring company to report only the profits normally associated with its activities following a combination as it relates to inventories. We also believe that this guidance is aimed at prohibiting the acquiring company from purchasing major profits already earned in the production of inventories, valuing those inventories at cost, and subsequently reporting those purchased profits in net income. As we are a nonmanufacturer, we believe that our normal profit margin represents a reasonable profit allowance for the selling effort as discussed in paragraph 37(c)(1) of SFAS 141, including the cost of disposal. Additionally, we believe that this valuation is appropriate and does not result in the acquiring company purchasing major profits already earned.

Note 4. Accounts Receivable, page F-17

27.	We have reviewed your response to comment 55 in our letter dated June 9, 2006 and the revisions to your disclosure. It does not appear that you are properly reflecting the balances of the predecessor’s allowances for doubtful accounts and environmental cost reimbursements at December 20, 2005. We assume that the predecessor’s balances were considered in the purchase price allocation to accounts receivable and were not written off by the predecessor. Please explain to us why it is appropriate to include the predecessor’s balances as of the date of the acquisition in write-offs net of recoveries or revise accordingly.

We agree that we incorrectly reflected the predecessor balances for allowances for doubtful accounts and environmental cost reimbursements, and have corrected the schedules in the footnotes. Please see page F-18 of Amendment No. 2.

Note 5. Inventories, page F-18

28.	Please explain to us why it is appropriate to include the predecessor’s balance of the allowance for inventory shortages and obsolescence as of the date of the acquisition in amounts written off or revise accordingly. Please refer to the above comment.

We agree that we incorrectly reflected the predecessor balances for allowances for inventory shortages and obsolescence, and have corrected the schedules in the footnotes. Please see page F-19 of Amendment No. 2.

Note 6. Assets Held for Sale, page F-19

29.

We have reviewed your response to comment 66 in our letter dated June 9, 2006. You disclose that you estimate the assets held for sale will be sold within the next twelve to twenty-four months. This disclosure suggests that it is probable that some assets will

Susser Holdings Corporation

July 20, 2006

not be sold within the next year. As such, please either revise your disclosure to indicate that you expect the assets to be sold within one year or explain to us how you were able to conclude you met the criteria in paragraph 30 for classification as held for sale for those assets you do not expect to sell within twelve months.

We have reviewed our schedule of assets held for sale and, based on our current estimate of which properties are likely to be sold within twelve months, have revised our disclosure. Please see page F-19 of Amendment No. 2.

Note 11. Other Noncurrent Liabilities, page F-25

30.	Please revise the table at the top of page F-26 to separately disclose the activity of the predecessor and successor for the year ended January 1, 2006. Please refer to comment 55 in our letter dated June 9, 2005.

We have revised the table to separately disclose the activity of the predecessor and successor. Please see page F-19 of Amendment No. 2.

Note 15. Interest Expense, Net and Miscellaneous Income, page F-29

31.	Please remove the column reflecting the combined amounts of the predecessor and successor. Please refer to comment 46 in our letter dated June 9, 2006.

We have removed the combining column and split the table into the activity of the predecessor and successor. Please see page F-29 of Amendment No. 2.

Note 17. Members’ Interest – Predecessor, page F-30

32.	We have reviewed your response to comment 75 in our letter dated June 9, 2006 and the revisions to your disclosure. It does not appear that you allocated transaction costs to preferred securities issued in connection with the 2000 and 2001 private equity transactions in accordance with analogous guidance in APB 14. Also, it does not appear that you have recognized changes in the redemption value of the predecessor’s redeemable common interests in accordance with the guidance in EITF D-98. Please advise or revise.

We recognize the Staff’s comment on the allocation of transaction costs and the changes in the redemption value of the predecessor’s redeemable common interests as valid. The predecessor redeemable common units were redeemable at the higher of “fair value” or a contractually-specified redemption price formula. Since we had no fair value measure as a private company, we used the formula value from the predecessor’s LLC agreement as our best estimate of the redemption value. We have revised our balance sheet as of January 2, 2005 to reflect the redemption value per the predecessor’s LLC agreement formula. We have also reflected the adjustment in the statement of members’ interests, with the annual valuation adjustment reflected as an increase or decrease to retained deficit. Since we did establish a final redemption value for the redeemable common units in our December 2005 transaction with Wellspring, we have reflected the adjustment to this redemption value in the statements of members’ interests for the period ending December 20, 2005. In response to the Staff’s comment about the allocation of transaction costs, we have adjusted the total transaction costs, which had been allocated to the common equity, to retained deficit in 2000 and 2001 when the interests were issued. This adjustment was part of the adjustment accreting the redeemable common interests to the redemption value at the 2000 and 2001 balance sheet dates. No adjustment was made to the preferred interests at those dates, as their carrying value already reflected the redemption value.

Susser Holdings Corporation

July 20, 2006

Note 18. Members’ Interest – Company, page F-31

33.	We note your response to comment 76 in our letter dated June 9, 2006. Please tell us your basis in GAAP for measuring compensation cost related to the grant of Class B common units based on a fair value using the minimum value method as opposed to the market value of your common units on the date of grant. Please refer to paragraph 10 of APB 25.

In determining the value of the Class B Units at the time of grant, the Company used the minimum value method because it was the same method as was used in valuing the concurrent grants of options to purchase Class A Units, which have the same economic value. The Company believes that a determination of the value of Class B Units at the time of issuance in accordance with the fair value method under GAAP yields the exact same results as described below.

As background for the Staff, the Class B Units are membership interests in Stripes Holdings LLC that have the economic equivalent value of an option to purchase Class A Units at a strike price of $10 per Class A Unit (before the conversion for this Offering), the valuation of the Class A Units for purposes of Wellspring’s purchase of a controlling interest in Stripes Holdings LLC for cash in December 2005. The Class B Units do not have any economic value until the equity value of all of the Class A Units exceeds $10 per Class A Units upon a liquidation or other valuation event that would result in a distribution of the assets of Stripes Holdings LLC to the unitholders. Accordingly, if Stripes Holdings LLC had been liquidated on December 21, 2005, the date of issuance of the Class B Units, each Class B Unitholder would have received nothing for such units, making their liquidation value $0 at such time.

Given the fact that the Class B Units had a liquidation value of $0 at the time of issuance, a determination of their fair value as of such date involves an analysis of the potential value involved if the entire equity value of the Company increases over time. This is the same calculation that was used to determine the value of the Options to purchase Class A Units that were granted on such date. Accordingly, the Company believes that the valuation of the options to purchase Class A Units is an appropriate methodology to also value the Class B Units.

The table below demonstrates the fact that the value of the each option to purchase a Class A Unit at $10 per share has the same economic equivalent value as a Class B Unit over various assumed increases in value of Class A Units above the initial value of $10:

Value of Class A unit	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00
Value of Class B unit:
Value of Class A	10.00	11.00	12.00	13.00	14.00	15.00
Less Liquidation Preference	10.00	10.00	10.00	10.00	10.00	10.00
Value of Class B unit	$—	$1.00	$2.00	$3.00	$4.00	$5.00
Value of Class A Option:
Value of Class A unit	10.00	11.00	12.00	13.00	14.00	15.00
Less Strike Price	10.00	10.00	10.00	10.00	10.00	10.00
Value of Class A option	$—	$1.00	$2.00	$3.00	$4.00	$5.00

Susser Holdings Corporation

July 20, 2006

The Class B Units are subject to a liquidation preference of the Class A Units of $10 per share, the per share value per Class A Unit paid by Wellspring in a market purchase by an unaffiliated third party in the December 2005 transactions. Accordingly, the Class B Units do not receive any economic value until the equity value of Stripes Holdings LLC exceeds $10 per Class A Unit, and only to the extent of such increase. Therefore, as shown in the table, the economic value of the Class B Units is identical to an option to purchase Class A Units at an exercise price of $10 per share. In fact, the intent of the investors in issuing the Class B Units was to provide the employees receiving such units with the economic equivalent of a stock option with a strike price of $10 per Class A Unit.

As described in the Company’s response to comment 76 in our response letter of June 26, 2006, the option pricing model that was used to value the options to purchase Class A Units was also used to value the Class B Units, using a risk-free interest rate of 4.3%, expected dividend yield of 0% and expected life of 5 years. Because the options to purchase Class A Units and the Class B Units have equivalent economic value, and the vesting schedules and restrictions are identical, the Company believed that the same valuation should be used in determining compensation expense. The Company believes that this analysis does not change under market value method under GAAP. The Company believes that if a third party were to have made an offer to purchase the Class B Units on December 21, 2005, the date of issuance, they would have done so based on an identical calculation to the one used by the Company, which in essence values them as an option to purchase Class A Units at an exercise price of $10 per share.

Based on the foregoing, we believe that under either the minimum value or market value method, the Company’s calculation of compensation costs related to the grant of Class B Units in December 2005 was calculated appropriately under GAAP.

Note 20. Segment Reporting, page F-34

34.	We have reviewed your response to comment 77 in our letter dated June 9, 2006. We continue to believe that your product categories should be further disaggregated in order meet the objective of paragraph 37 of SFAS 131. In that regard, in management’s discussion and analysis of financial condition and results of operations you indicate that restaurant, packaged beverages and beer sales grew at a faster rate than sales of other merchandise categories. Also, you disclose the breakdown of merchandise sales by your major merchandise categories for the most recent twelve month period on page 82. Please revise to disclose sales for each major merchandise category for each period presented.

Paragraph 37 of SFAS 131 states “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.” The revenue groupings we have presented in our segment disclosure of merchandise, fuel and other revenues are typically used in our industry, and therefore we believe that our disclosure of revenues for the retail and wholesale segments meets the requirements of paragraph 37 of SFAS 131, and is the appropriate level of detail for our industry. We do not believe that a further breakdown is required. Additionally, our historical internal detail of merchandise sales by category was derived from a combination of purchase data and scan data, and not from our general ledger.

We would note that no other public company that operates convenience stores breaks out segment information to the level requested. We are providing more breakdown of revenues than Delek US Holdings, Inc. and Alon USA Energy Inc., each of whom have conducted initial public offerings in the past twelve months and who do not separately report merchandise from fuel in their segment data. In addition, Pantry, Inc. and Casey’s General Store Inc. do not report separate segment data. The most significant product categories can change from year to year, as new products are introduced, or we explore new initiatives. We believe it would be impracticable to try to break out merchandise into smaller product groups for segment reporting.

However, we have added Footnote 21 which provides additional detail on our key merchandise categories for each of the periods presented.

Susser Holdings Corporation

July 20, 2006

However, we have added Footnote 21 which provides additional detail on our key merchandise categories for each of the periods presented. Please see page F-38 of Amendment No. 2.

Note 21. Net Income and Loss per Unit, page F-38

35.	Net income and loss per share amounts for the periods included in your audited financial statements may not be unaudited. Please remove the unaudited label in the title to this footnote and with respect to the audited information in the table on page F-39.

The requested revision has been made and we have removed the unaudited label. Please see pages F-39 and F-40 of Amendment No. 2.

36.	Please disclose those securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for each period presented. Refer to the requirements of paragraph 40(c) of SFAS 128.

The securities that were not included in the calculation of diluted EPS have been disclosed. Please see page F-40 of Amendment No. 2.

***

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 214-746-7700.

Sincerely,

/s/ W. Stuart Ogg
W. Stuart Ogg

Susser Holdings Corporation

July 20, 2006

cc:	Sarah Goldberg (SEC)
William Thompson (SEC)
Scott Anderegg (SEC)
Peggy Kim (SEC)